July 31, 2024

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:                  Rule 17g-1 Fidelity Bond Filing
Information with Respect to Period Covering June 30, 2024 to June 30, 2025 for
Parnassus Funds and Parnassus Income Funds

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to the series of the trusts referenced above.  Please note for the Commission’s records, the following:

•	A copy of the executed joint Investment Company Blanket Bond (the “Bond”) with a schedule of individual named insureds, for the period from June 30, 2024 to June 30, 2025 is enclosed as Exhibit 99.1.
•
A copy of the resolution from the June 26, 2024, meeting of the Boards of Trustees of the trusts at which a majority of trustees not considered “interested persons” approved the amount, type, form and coverage of the Bond, and the portion of the premium to be paid by the Funds for the period from June 30, 2024 to June 30, 2025 is enclosed as Exhibit 99.2

•
A document showing the amount of the single insured bond which each trust would have provided and maintained had it not been named as an insured under the Bond for the period from June 30, 2024 to June 30, 2025 is enclosed as Exhibit 99.3.

•	Premiums have been appropriately paid for the period from June 30, 2024 to June 30, 2025.
•	A copy of the agreement between each trust and all of the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed as Exhibit 99.4.

Please contact me if you have questions or require additional information.

Very truly yours,

/s/ John V. Skidmore II

John V. Skidmore II
Chief Compliance Officer and Fidelity Bond Officer and Secretary

Enclosures